SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of May, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FINANCIAL INFORMATION

FIRST QUARTER 2006

Ratios (%)	1Q06	4Q05	1Q05	Performance

Annualized ROAE	24.0	24.2	21.0
Unibanco posted a 1Q06 net income of R$520 million, 29.7% higher than in 1Q05. Operating income for the quarter was R$834 million, up 11.5% from the previous quarter and 16.8% from 1Q05. The annualized return on average equity reached 24.0% in the quarter, as shown in the graph below:

The efficiency ratio improved to 48.1%, a 560 basis points decrease from 1Q05, confirming the trend of continuous improvement achieved along the last 12 months. It was the best efficiency ratio ever registered by Unibanco.

In comparison with 4Q05, the 110 basis points improvement is mainly explained by a modest 0.3% increase in personnel and administrative expenses, and growth in profit from financial intermediation. The graph below shows the evolution of the Efficiency Ratio:

Individuals credit portfolio increased 25.6% in the past 12 months, mainly due to credit card operations, which posted a 51.6% growth. Corporate loan portfolio grew by 16.2%, mostly as a result of a 25.1% expansion in loans to Small and Medium Enterprises (SMEs). Overall, the total loan portfolio increased 19.6% from March 2005, in line with the growth posted by the national financial system, also of 19.6% (source: Central Bank of Brazil).

Annualized ROAA	2.3	2.3	2.0
Effic iency Ratio	48.1	49.2	53.7
BIS Ratio	16.4	17.3	16.4
Earnings per Share (R$)	0.37	0.36	0.29
Book Value per Share (R$)	6.79	6.67	5.99

Income Statement (R$ millions)	1Q06	4Q05	1Q05

Profit from financial intermediation before provision (a)	2,357	2,262	1,843
Provision for loan losses (b)	(642)	(656)	(310)
Profit from financial intermediation (a+b)	1, 715	1,606	1,533
Fees from services rendered	863	891	751
Personnel and administrative expenses	(1,355)	(1,351)	(1,187)
Operating Income	834	748	714
Net income	520	509	401

Balance Sheet (R$ millions)	Mar-06	Dec-05	Mar-05

Loan Portfolio	39,684	39,875	33,176
Total assets	93,770	91,831	81,647
Total deposits	36,715	35,499	34,969
Stockholders' equity	9,503	9,324	8,363
Assets under management	39,924	37,396	34,206

Investor Relations	| 1Q06	1

Financial Margin (R$ millions)	1Q06	4Q05	1Q05

Highlights – Balance Sheet

Unibanco’s consolidated assets totaled R$93,770 million at the end of March, 2006, up 14.8% from March 2005.

The Retail loan portfolio grew by 25.4%, arising from credit card operations, consumer financing, and SMEs transactions. The participation of Retail loans in total credit porfolio increased to 57% from 55% in March, 2005.

Total deposits and assets under management (AUM) reached R$76,639 million in March 2006, of which R$39,924 million were assets under management.

The continuous improvement in the deposit mix is explained by a 14.6% increase in core deposits (demand deposits, savings deposits and SuperPoupe), compared to March 2005, with highlight for the growth in SuperPoupe deposits: 83.7% in the last 12 months and 18.4% in 1Q06.

Stockholders’ equity reached R$9,503 million at the end of the quarter, up 13.6% from March 2005.

Highlights – Results

The financial margin before provisions for loan losses was of R$2,357 million in 1Q06, R$514 million higher or 27.9% up - compared to 1Q05, mostly explained by a change in credit mix (higher Retail participation) and higher credit volume.

The annualized financial margin, before provisions for loan losses, was 10.9 % in 1Q06 and, after provisions, improved to 7.9% from 7.6%, in spite of declining interest rates during the quarter.

Total fees reached R$863 million in 1Q06, up 14.9% from the same period in 2005, driven mainly by a 22.6% growth in fees from credit card operations.

Insurance and Private Pension Plans

The Insurance and Private Pension Plans businesses net income was R$92 million in 1Q06, registering a 21.1% annual growth. Annualized ROAE was 27.7% in 1Q06. Combined revenues from the Insurance and Private Pension plans businesses were R$1,182 million in the same period. The combined ratio, which measures insurance companies’ operational efficiency, improved to 93.7% in 1Q06 from 98.6% in 1Q05. It was the best combined ratio ever registered by the company.

Units

Unibanco Units gained 81% in the last 12 months. The Ibovespa went up 41% in the same period. Moreover, the Unit continues to increase its weighting within the Ibovespa. Since its inclusion in the Ibovespa, in May 2005, its participation increased 65%. The Units currently weight in the Ibovespa is 1.623% .

Financial margin (A)	2,357	2,262	1,843
Financial margin af ter provision for loan losses (B)	1,715	1,606	1,533
Total average assets (-) average permanent assets (C)	89,826	87,349	77,770
Annualized financial margin before provision for loan losses (%) (A/C)	10.9	10.8	9.8

Unibanco – União de Bancos Brasileiros S.A. Av. Eusébio Matoso, 891 – 15th floor São Paulo, SP 05423-901 Phone: (55 11) 3097-1980 E-mail: investor.relations@unibanco.com

Investor Relations	| 1Q06	2

Financial Information
• Performance
Highlights	05
Performance Indicators	06
Financial Margin	07
• Assets	07
Marketable Securities	08
Credit Operations	09
Allowance and Provisions for Loan Losses	11
Investments Abroad	14
• Funding	15
• Local and foreign currency balances	16
• Capital Adequacy and Fixed Asset Ratios	17
• Efficiency Ratio	18
• Revenue by Type of Business	19
• Fees from Services Rendered	19
• Personnel and Administrative Expenses	20
Personnel Expenses	20
Other Administrative Expenses	21

Investor Relations	| 1Q06	3

Quarter Highlights
• Brazilian Economy	22
• Retail	22
Branch Network	23
SMEs	23
Consumer Credit Companies	23
Credit Card Companies	23
Consumer Finance Companies	24
Auto Financing	24
Annuity	24
• Wholesale	25
• Insurance and Private Pension Plans	26
• Wealth Management	27
• Unibanco Holdings	28
• Corporate Governance	28
Stock Exchange Indices	28
Stocks	29
Interest on Capital Stock	29
• Human Resources	29
• Social and Environmental Responsibility	30
Institutes	30
Bandeirantes Thermoelectric Plant	30
Micro-Credit	30

Balance Sheet	31
Income Statement	32

Investor Relations	| 1Q06	4

Financial Information

Performance

Performance > Highlights

Unibanco posted a 1Q06 net income of R$520 million, 29.7% higher than in 1Q05. Operating income for the quarter was R$834 million, up 11.5% from the previous quarter and 16.8% from 1Q05. The annualized return on average equity reached 24.0% in the quarter, as shown in the graph below:

The efficiency ratio improved to 48.1%, a 560 basis points decrease from 1Q05, confirming the trend of continuous improvement achieved along the last 12 months. In comparison with 4Q05, the 110 basis points improvement is mainly explained by a modest 0.3% increase in personnel and administrative expenses, and growth in profit from financial intermediation.

Individuals credit portfolio increased 25.6% in the past 12 months, mainly due to credit card operations, which posted a 51.6% growth. Corporate loan portfolio grew by 16.2%, mostly as a result of a 25.1% expansion in loans to Small and Medium Enterprises (SMEs).

Overall, the total loan portfolio increased 19.6% from March 2005, in line with the growth posted by the national financial system, also of 19,6% (source: Central Bank of Brazil). In the 1Q06, the credit portfolio decreased 0.5%, a fact that is largely explained by seasonal effects, the impact of the US currency devaluation of 7.2% against the Brazilian Real, and more conservative approach on credit approval in some of the consumer finance company portfolios.

The net income growth in 1Q06, compared with 1Q05, was largely due to:

  A 25.4% growth in the Retail loan portfolio, arising from credit card operations, consumer financing, and SMEs transactions; and an increasing share of the Retail portfolio in the total loan portfolio to 57%, from 55% in March, 2005;
  A 14.9% increase in fees from services rendered, driven mainly by a 22.6% growth in fees from credit card operations;
  Improvement in the efficiency ratio, from 53.7% to 48.1%, led greatly by severe cost control, growth in profit from financial intermediation and the increase in fees from services rendered.

Unibanco’s strategy – specially focus on Retail operations expansion, cross selling, and budgetary discipline –contributed to the improvement of the conglomerate’s profitability during the quarter. In the Retail segment, the new costumer service model has been already implemented in approximately 30% of branch network. This model aims at improving the quality of the services rendered at the branch level. The deposit mix also improved, driven mainly by SuperPoupe deposits expressive growth: up 83.7% from March 2005 and 18.4% in the quarter. Please refer to section: Retail.

Investor Relations	| 1Q06	5

Regarding the Wholesale business, Unibanco ranked 2nd in BNDES-exim-funded loans and 3rd as a financial agent for BNDES (Brazilian National Social and Economic Development Bank). The insurance and private pension plans businesses improved their productivity and operating results, maintaining the leadership in the segments of property risk and energy distribution, in addition to extended warranty, according to the latest data released in February 2006 by Susep. Assets under management of Unibanco Private Bank ranked 2nd in Anbid’s global ranking, with more than 10% market share in March 2006.

Performance > Performance Indicators

Stockholders’ equity reached R$9,503 million at the end of the quarter, up 1.9% from December 2005 and 13.6% from March 2005, including the adjustments related to the CVM’s Deliberation 489, which sets rules for disclosing and accounting for provisions, liabilities and contingencies. Annualized return on average equity (ROAE) was 24.0% in 1Q06. Earnings per share increased by 27.6% from 1Q05. The table below traces performance indicators in the periods under analysis:

Profitability	1Q06	4Q05	1Q05

Net Income (R$ millions)	520	509	401
Operating Income (R$ millions)	834	748	714
Total Assets (R$ millions)	93,770	91,831	81,647
Stockholders' equity (R$ millions)	9,503	9,324	8,363
Annualized return on average equity (%)	24.0	24.2	21.0
Annualized return on average assets (%)	2.3	2.3	2.0
Earnings per share (R$)	0.37	0.36	0.29
Earnings per Unit (R$)	0.71	0.74	0.56
Earnings per GDS (R$)(1)	3.53	3.70	2.78
Interest on capital stock per UNIT (R$)(2)	0.08	0.45	0.08
Interest on capital stock per GDS (R$)(2)	0.38	2.24	0.38
Total amount of interest on capital stock (R$ million)(2)	57	337	57
Book value per outstanding share (R$)	6.79	6.67	5.99
Book value per Unit (R$)	13.63	13.39	11.61

(1) Each Global Depositary Share (GDS) listed (NYSE:UBB) corresponds to 5 UNITs. Each UNIT consists of one Unibanco preferred share and one Unibanco Holdings preferred share.
(2) An income tax of 15% applies on gross amounts of Interest on Capital Stock Quarterly payments started in 2005.

Investor Relations	| 1Q06	6

Performance > Financial Margin

The financial margin before provisions for loan losses, adjusted for the net effects of investments abroad, was of R$2,357 million in 1Q06, R$514 million higher or 27.9% up - compared to 1Q05, mostly explained by a change in credit mix (higher Retail participation) and higher credit volume.

The funding mix improved significantly during the last 12 months, with a 14.6% growth in core deposits, driven mainly by an 83.7% growth in SuperPoupe deposits, which reached R$3.6 billion in March 2006. Please refer to the section: Funding.

The annualized financial margin, before provisions for loan losses, was 10.9% in 1Q06 and, after provisions, improved to 7.9% from 7.6%, in spite of declining interest rates during the quarter.

			R$ millions

Financial Margin	1Q06	4Q05	1Q05

Financial margin (A)	2,357	2,262	1,843
Provision for Loan Losses	(642)	(656)	(310)
Financial margin after provision for loan losses (B)	1,715	1,606	1,533

Total average assets (-) average permanent assets (C)	89,826	87,349	77,770

Annualized financial margin before provision for loan losses (%) (A/C)	10.9	10.8	9.8
Annualized financial margin after provision for loan losses (%) (B/C)	7.9	7.6	8.1

Assets

Unibanco’s consolidated assets totaled R$93,770 million at the end of March, 2006, up 14.8% from March 2005. The growth is mostly due to a R$6,5 billion increase in credit portfolio, mainly in the Retail segment. The return on average assets increased to 2.3% in 1Q06 from 2.0% in 1Q05.

The chart below shows asset growth:

Investor Relations	| 1Q06	7

The highlight is the participation of the loan portfolio on total assets, as demonstrated below:

Assets > Marketable Securities

The classification and values for the marketable securities portfolio as of March 31, 2006 is detailed in the table below:

R$ millions

	Trading Securities	Securities Available	Securities Held
		for Sale	to Maturity	Total
	Market Value	Market Value	Amortized Cost

Federal government	7,942	1,224	1,835	11,001
Brazilian sovereign debt	36	1,524	1,689	3,249
Corporate debt securities	401	2,328	78	2,807
Bank debt securities	801	167	88	1,056
Marketable equity securities	-	87	-	87
Mutual funds	640	13	-	653
Other	332	-	-	332

Total	10,152	5,343	3,690	19,185
% of portfolio	53%	28%	19%	100%

The market value of marketable securities classified as held to maturity was R$3,931 million on March 31, 2006, with an unrealized gain of R$242 million relative to their book value.

Changes in the securities portfolio during the quarter were as follows:

R$ millions

Changes in Securities Portfolio	Balance Dec-05	Foreign Exchange Variation	Interest	Maturity(1)	Purchases	Sales	Market Value Adjustment	Balance Mar-06

Trading securities	10,831	(39)	949	(1,477)	48,525	(48,711)	74	10,152
Available for sale	4,543	(116)	183	(231)	1,608	(648)	5	5,343
Held to maturity	4,088	(190)	90	(301)	3	-	-	3,690

Total	19,462	(345)	1,222	(2,009)	50,135	(49,359)	79	19,185

(1) Interest payments and redemptions at maturity

The table below details the impact of mark to market adjustments to tradable securities, securities available for sale and financial derivatives instruments:

R$ millions

Market Value
Adjustment Mar-06

To Income Statement	55
Trading Securities	74
Derivatives	(19)

To Stockholders' Equity	32
Securities Available for Sale	5
Derivatives	27

Investor Relations	| 1Q06	8

Assets > Credit Operations

Retail loan portfolio increased 25.4% over the past 12 months, in line with Unibanco’s focus on this higher margin and higher profitability segment. Wholesale loan portfolio, comprised of loans to large companies, influenced by the US dollar devaluation (7.2% during the quarter and 18.5% since March 2005), increased 12.6% in the last 12 months and decreased 2.8% in the quarter. The total loan portfolio grew 19.6% in the last 12 months, in line with the growth posted by the National Financial System, also of 19.6% (source: Central Bank of Brazil).

	R$ millions

Balance of Loans by Business Segment	Mar-06	Dec-05	Mar-05	Quarterly Change (%)	Annual Change (%)

Retail	22,806	22,505	18,185	1.3	25.4
Wholesale	16,878	17,370	14,991	(2.8)	12.6

Total	39,684	39,875	33,176	(0.5)	19.6

The participation of Retail loans in total credit porfolio continue to increase. In March, 2006, Retail participation reached 57% of total credit portfolio from 55% in March, 2005 and 49% in March, 2004, as per the graph below:

R$ millions

Balance of Loans by Client Type	Mar-06	Dec-05	Mar-05	Quarterly Change (%)	Annual Change (%)

Individuals	15,318	15,170	12,199	1.0	25.6
Commercial bank and other companies	8,431	8,228	7,173	2.5	17.5
Consumer credit companies	6,887	6,942	5,026	(0.8)	37.0

Corporate	24,366	24,705	20,977	(1.4)	16.2
Large corporate	16,878	17,370	14,991	(2.8)	12.6
Middle market and small companies (SMEs)	7,488	7,335	5,986	2.1	25.1

Total	39,684	39,875	33,176	(0.5)	19.6

At the end of March 31, 2006, individuals loan portfolio totaled R$15,318 million, up 25.6% in the last 12 months, worth mentioning the 51.6% increase in credit card companies portfolio. In the quarter, the 1.0% growth is explained by seasonal effects - decompression of the credit card portfolio and more conservative approach on credit approval in some of the consumer finance companies portfolios, particularly unsecure personal loans.

Corporate loan portfolio, in spite of the Real appreciation impact, increased by 16.2% in the last 12 months, mostly as a result of a 25.1% growth of SMEs loan portfolio, focusing on accounts receivable financing, cash management working capital loans, and BNDES/Finame-funded loans. The US dollar-denominated credit portfolio, which represents approximately 37% of Wholesale portfolio, rose to US$2,924 million in March, 2006, from US$2,415 million a year earlier.

Investor Relations	| 1Q06	9

The loan portfolio breakdown by client type is detailed in the graph below:

Individuals

Corporate

The table below features credit operations classified by economic activity:

R$ millions

Balance of Loans by Economic Activity	Mar-06	Dec-05	Mar-05	Quarterly Change (%)	Annual Change (%)

Manufacturing	12,138	12,177	10,106	(0.3)	20.1
Services	6,272	6,230	5,960	0.7	5.2
Commercial	3,757	3,889	3,377	(3.4)	11.3
Agribusiness	847	892	834	(5.0)	1.6
Individuals	15,318	15,170	12,199	1.0	25.6
Others	1,352	1,517	700	(10.9)	93.1
Total Risk	39,684	39,875	33,176	(0.5)	19.6

Loan portfolio mix, by segment, as of March 31, 2006 is as follows:

Products offered by the commercial bank include, among others, personal loans, overdraft, and mortgages. Unibanco offers different home financing options, from traditional mortgages to Sistema Fácil (in partnership with homebuilders) and Plano Único (Letters of Credit). The mortgage loan portfolio totaled R$1.4 billion on March 31, 2006.

Investor Relations	| 1Q06	10

The small and medium enterprise product portfolio, comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

The auto financing porfolio increased 21.5% in the last 12 months, to R$4,737 million on March, 31, 2006. Unibanco operates nationwide in the Auto Financing segment through Unibanco Financeira and Dibens. Unibanco is the leader in financing heavy commercial vehicles.

Assets > Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of March 2006 was R$2,214 million, or 5.6% of the total loan portfolio, composed of:

  R$907 million related to overdue credits, in compliance with Resolution 2,682;
  R$813 million for falling due credits, relative to risk parameters contemplated by Resolution 2,682;
  R$494 million based on more conservative percentages than those required by the Regulatory Authority, and higher than the R$343 million registered in March 2005, as shown in the graph below:

Allowance for loan losses as a percentage of total loan portfolio increased to 5.6% in March, 2006, from 5.1% in March, 2005, in line with the bank's strategy of intensifying its participation in higher-margin and higher profitability operations.

R$ millions

Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Allowance Required		Excess Allowance over Res. 2682	Total Allowance	Allowance over Portfolio (%)
				Overdue Installments	Falling Due Installments

AA	-	16,110	40.6	-	-	13	13	0.1
A	0.5	14,863	78.1	-	74	6	80	0.5
B	1.0	3,427	86.7	3	31	6	40	1.2
C	3.0	2,096	92.0	9	54	98	161	7.7
D	10.0	1,231	95.1	25	98	201	324	26.3
E	30.0	375	96.0	56	57	51	164	43.7
F	50.0	327	96.8	82	82	46	210	64.2
G	70.0	351	97.7	119	126	73	318	90.6
H	100.0	904	100.0	613	291	-	904	100.0
TOTAL		39,684		907	813	494	2,214
% of portfolio							5.6%

The balance of credits rated from AA to C comprised 92.0% of the total loan portfolio at March 2006, up from 91.9% at the end of March 2005, as demonstrated in the following graph:

Investor Relations	| 1Q06	11

At the end of March, 2006, the ratio of credit operations classified from E to H was 4.9% of the total portfolio. Allowance for loan losses over the credits rated from E to H stood at 113% on March 31, 2006, higher than the 109% posted in March 2005, as shown below:

Allowance for loan losses as a percentage of falling due installments reached 112% at the end of March 2006, conveying the loan portfolio solidity.

The non-accrual loan portfolio (overdue by 60 days or longer) was 5.1% of the total loan portfolio in March 2006. The total allowance for loan losses reached 109% of the non-accrual portfolio in the same period.

The following table itemizes the changes in the allowance loan losses coverage ratio by business segment:

Loan Portfolio Coverage (1)	Mar-06	Dec-05	Mar-05

Consumer finance companies	10.1%	10.1%	8.2%
Credit cards	7.7%	6.1%	4.7%
Commercial Bank - Individuals	9.1%	9.2%	9.3%
Auto financing	4.4%	3.6%	2.6%
SMEs	5.2%	4.7%	4.1%
Retail	6.7%	6.1%	5.3%
Wholesale	4.0%	3.9%	4.8%
Unibanco Consolidated	5.6%	5.2%	5.1%

(1) Allowance for loan losses per segment / Loan portfolio per segment

Regarding the Wholesale segment, the allowance for loan losses relative to total wholesale loan portfolio was 4.0% in March 2006, down from 4.8% in March 2005, reflecting a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 6.7% in March 2006 from 5.3% in March 2005, in line with the bank's strategy of intensifying its participation in higher-margin and higher profitability businesses.

Investor Relations	| 1Q06	12

The table below shows the changes in the allowance for loan losses for the indicated periods:

R$ millions

Allowance for Loan Losses	1Q06	4Q05	1Q05

Allowance for loan losses (opening balance)	2,061	1,789	1,669
Provision for loan losses	642	656	310
Required provision	589	604	318
Additional provision	53	52	(8)
Loan write-off	(489)	(384)	(294)
Allowance for loan losses (closing balance)	2,214	2,061	1,685

Loan recovery	34	31	46
Net write-off	(455)	(353)	(248)
Net write-off / Total Risk	1.1%	0.9%	0.7%

Provision for loan losses in 1Q06 was R$642 million – above the R$455 million of total net write-offs. In 1Q06, an additional provision of R$53 million was assigned, in excess to regulatory requirements, compatible with Unibanco’s increasing exposure in higher-margin and higher risk portfolio.

Investor Relations	| 1Q06	13

Assets > Investments Abroad

Unibanco registered a total of US$1,269 million in investments abroad at the en d of March 2006, from US$631 million in March 2005. Such growth is substantially explained by the US$500 million capital increase in the quarter, which aims at supporting trade finance transactions and security trading in international markets.

The following tables detail Unibanco investments abroad and the impact of the exchange rate variation over such investments:

US$ millions

	1Q06	4Q05	1Q05

Investments Abroad (opening balance)	712	677	598
Net Income	71	14	27
Capital Increase	500	-	-
Dividends paid	-	(6)	-
Market value adjustments	(14)	27	6
Investments Abroad (closing balance)	1,269	712	631

R$ millions

Impact on Investments Abroad	1Q06	4Q05	1Q05

Exchange rate fluctuation on investments abroad	(83)	41	2
Hedge on investments abroad (currency)	108	(35)	15
Net Impact before income tax and social contribution	25	6	17
Tax effects of exchange rate fluctuation on investments abroad	(28)	14	1
Net impact after income tax and social contribution	(3)	20	18
Exchange Rate Fluctuation	-7.2%	5.3%	0.4%

Unibanco adopts a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects. During 1Q06, the net account effect was R$25 million, as a result of the US dollar depreciation in the period and the bank’s structural hedging policy (short position in foreign exchange).

Investor Relations	| 1Q06	14

Funding

Total deposits and assets under management (AUM) reached R$76,639 million in March 2006, of which R$39,924 million were assets under management, as follows:

		R$ millions

Funding Balance	Mar-06	Dec-05	Mar-05	Quarterly Change (%)	Annual Change (%)

Demand deposits	3,958	3,778	3,415	4.8	15.9
Savings deposits	5,248	5,629	5,801	-6.8	-9.5
SuperPoupe	3,604	3,044	1,962	18.4	83.7
Core Deposits	12,810	12,451	11,178	2.9	14.6
Time deposits	23,901	23,025	23,598	3.8	1.3
Interbank deposits	4	23	193	-82.6	-97.9
Total deposits (A)	36,715	35,499	34,969	3.4	5.0
Assets under management (B)	39,924	37,396	34,206	6.8	16.7
Total deposits + assets under management (A+B)	76,639	72,895	69,175	5.1	10.8

The continuous improvement in the deposit mix is explained by a 14.6% increase in core deposits (demand deposits, savings deposits and SuperPoupe), compared to March 2005, with highlight for the growth in SuperPoupe deposits: 83.7% in the last 12 months and 18.4% in 1Q06. Core deposits reached 34.9% of total deposits in March 2006, a significant increase from the 32.0% verified in March 2005.

The following table details funding in domestic currency:

		R$ millions

Funding in Local Currency	Mar-06	Dec-05	Mar-05	Quarterly Change (%)	Annual Change (%)

Total funding in local currency	59,867	58,081	51,222	3.1	16.9
Total deposits	34,977	33,613	32,979	4.1	6.1
Demand deposits	3,492	3,280	2,876	6.5	21.4
Savings deposits	4,806	5,172	5,285	-7.1	-9.1
Interbank deposits	-	-	27	-	-
SuperPoupe (Time Deposits)	3,604	3,044	1,962	18.4	83.7
Time deposits	23,075	22,117	22,829	4.3	1.1
Funding obtained in the open market	8,479	8,964	4,069	-5.4	108.4
Debentures and mortgage notes	566	548	251	3.3	125.5
Local onlendings (BNDES funds)	5,710	5,705	4,954	0.1	15.3
Subordinated Debt	457	439	383	4.1	19.3
Technical reserves for insurance, annuity and pension plans	7,766	7,258	6,327	7.0	22.7
Others	1,912	1,554	2,259	23.0	-15.4

Local currency funding reached R$59,867 million at the end of March 2006, up 16.9% from March 2005. This growth was mostly driven by SuperPoupe deposits, funding obtained in the open market, and debentures and mortgage notes.

The following table details funding in foreign currency:

		R$ millions

Funding in Foreign Currency	Mar-06	Dec-05	Mar-05	Quarterly Change (%)	Annual Change (%)

Total funding in foreign currency	13,934	14,593	13,919	-4.5	0.1
Total deposits	1,738	1,886	1,990	-7.8	-12.7
Demand deposits	466	498	539	-6.4	-13.5
Savings deposits	442	457	516	-3.3	-14.3
Interbank deposits	4	23	166	-82.6	-97.6
Time deposits	826	908	769	-9.0	7.4
Funding obtained in the open market	2,877	2,490	1,492	15.5	92.8
Local onlendings (BNDES funds)	289	307	225	-5.9	28.4
Foreign onlendings	119	143	241	-16.8	-50.6
Import and export financing lines	2,575	2,905	2,224	-11.4	15.8
Eurobonds and commercial papers	943	1,020	1,330	-7.5	-29.1
Subordinated Debt	2,365	2,525	1,576	-6.3	50.1
Securitization	1,532	2,110	2,527	-27.4	-39.4
Others	1,496	1,207	2,314	23.9	-35.4

Foreign currency funding, influenced by the US currency devaluation of 18.5% in the last 12 months, reached R$13,934 million.

Investor Relations	| 1Q06	15

Local and foreign currency balances

The table below displays the balances in local and foreign currency, in addition to the net FX exposure:

	R$ millions

	Local Currency	March 31, 2005 Foreign Currency	Consolidated

Cash and due from bank / Interbank investments	14,598	2,273	16,871
Marketable securities and derivatives	15,645	4,599	20,244
Interbank accounts	6,100	164	6,264
Net loans	31,245	6,225	37,470
Loans	33,331	6,353	39,684
Allowances for loan losses	(2,086)	(128)	(2,214)
Other assets	11,988	933	12,921
Total assets	79,576	14,194	93,770

Deposits	34,978	1,737	36,715
Securities sold under repurchase agreements (open market)	8,479	2,877	11,356
Resources from securities issued	566	943	1,509
Interbank accounts	686	38	724
Borrowings and onlending	5,896	3,420	9,316
Financial derivative instruments	839	150	989
Subordinated Debt	457	2,365	2,822
Other liabilities	17,274	2,764	20,038
Minority interest	798	-	798
Stockholders' equity	9,503	-	9,503
Total liabilities	79,476	14,294	93,770

Derivatives and leasing operations	(1,202)	(2,250)	(3,452)
Transactions to mature (with no exposure risk), foreign strategic shareholder and others		1,139

Net exposure - BIS ratio		(1,211)

Investor Relations	| 1Q06	16

Capital Adequacy and Fixed Asset Ratios

The following table describes the changes in Unibanco’s BIS ratios during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	17.3	16.4
Changes in risk weighted assets	(0.3)	(3.0)
Changes in market risk coverage - interest rates	(0.1)	(0.2)
Changes in market risk coverage - foreign exchange rate	(0.5)	0.3
Reference equity growth	-	-
Tier I	0.3	1.7
Tier II	(0.3)	1.2
BIS Ratio on March 31, 2006	16.4	16.4

Unibanco’s BIS ratio, as of March 31 , 2006, reached 16.4%, above the minimum 11% level determined by the Central Bank.

In March 2006, the Brazilian Central Bank approved the classification of the perpetual bond, issued in July, 2005, as Tier II capital.

The table below details the Tier I/Tier II breakdown in reference equity as of March 31, 2006:

	Reference Equity	BIS ratio (%)
	(R$ millions)

Tier I	9,553	12.9
Tier II	2,605	3.5
Total	12,158	16.4

The fixed asset ratio was 45.1% in March, 2006.

Investor Relations	| 1Q06	17

Efficiency Ratio

Higher revenue generation and the expense rationalization resulted in a continous improvement of Unibanco’s operational efficiency. The efficiency ratio(1) reached a historical performance of 48.1% in 1Q06, comparable to 53.7% in 1Q05, according to the graph below:

The 27.3% revenue growth in 1Q06 compared to 1Q05, vis-à-vis a 14.2% increase in personnel and administrative expenses – a result of growth in credit activity and fees from services rendered, in addition to budgetary discipline - led to a 560 b.p improvement in the efficiency ratio.

			R$ millions

	1Q06	4Q05	1Q05

Efficiency ratio	48.1%	49.2%	53.7%
Expenses	1,355	1,351	1,187
Revenues	2,815	2,745	2,212

(1) (Personnel + Other Administrative expenses)/ (Profit from Financial Intermediation before Provision for Loan Losses + Fees from Services Rendered + Insurance, Retirement Plans and Annuity Results + Credit Card Marketing Expenses + Tax Payments + Other Operating Income/Expenses).

Investor Relations	| 1Q06	18

Revenue by Type of Business

The graph below shows revenues by business type.

The share of financial income in total revenues stood at the same level as of March 2005. The highlight was the 200 b. p. increase in credit card revenues, which reflects, specially, the credit card base growth and new sales campaigns in Unicard and Hipercard.

Fees from Services Rendered

The table below displays the breakdown of fees from services rendered:

	R$ millions

Fees from Services Rendered	1Q06	4Q05	1Q05

Banking fees and other fees and commissions	491	521	437
Credit Cards	282	289	230
Asset under management (1)	90	81	84
Total fees from services rendered	863	891	751

(1) Considering the consolidation of exclusive funds since 1Q05.

Total fees reached R$863 million in 1Q06, up 14.9% from the same period in 2005. During the quarter, the 3.1% decrease is explained by seasonal effects (lower volumes and transactions than those of 4Q05).

Comparing 1Q06 with 1Q05, the highlight was the 22.6% growth of credit card fee revenues, driven by the growth in credit-card base, new sales campaigns and synergies with other Unibanco’s businesses.

Fees from asset management totaled R$90 million in the quarter, up 11.1% from 4Q05, reflecting the growth in assets under management.

Investor Relations	| 1Q06	19

Personnel and Administrative Expenses

In 1Q06, personnel and administrative expenses remained stable in comparison with 4Q05.

During the quarter, an extra/additional payment of profit sharing, in the amount of R$33 million, related to the collective wage agreement, had an impact on personnel expenses. Desconsidering this effect, personnel and administrative expenses would have decreased 2.1% in comparison with 4Q05, largely due to efficiency gains, budgetary discipline and seasonal effects (volumes of transactions and publicity expenses lower than those of 4Q05).

In the last 12 months, personnel and administrative expenses increased 14.2%, mainly driven by Retail businesses expansion, organic growth, and wage increase arising from the collective bargaining agreement of September 2005.

Even considering the opening of new branches, the implementation of the new customer service model, and the intensification of consumer finance businesses during 2005, the efficiency ratio stood at 48.1% in 1Q06, the best ever registered by Unibanco.

	R$ millions

Personnel and Administrative Expenses	1Q06	4Q05	1Q05

Commercial Bank	888	859	772
Subsidiaries	467	492	415
Total	1,355	1,351	1,187

Personnel and Administrative Expenses > Personnel Expenses

Evolution of personnel expenses during the indicated periods:

	R$ millions

Personnel Expenses	1Q06	4Q05	1Q05

Commercial Bank	431	382	348
Subsidiaries	111	98	98
Total	542	480	446

The increase of R$62 million in personnel expenses in 1Q06 from 4Q05, and R$96 million from 1Q05, reflect, in special, the additional payment of profit sharing of R$33 million, wage increases in Unibanco’s subsidiaries, and the Retail business commercial activities expansion.

The table set forth the main changes:

	1Q06 / 4Q05		1Q06 / 4Q05
Main Effects over Personnel Expenses	R$ millions	%	R$ millions	%

Adicional Value over the profit sharing	33	6.9%	33	7.4%
Salary readjustments - Collective Bargaining Agreement	2	0.3%	22	4.9%
Acquisitions / Organic Growth / Other events	20	4.1%	40	8.9%
Recision	7	1.6%	1	0.3%

Investor Relations	| 1Q06	20

Personnel and Administrative Expenses > Other Administrative Expenses

The table below details the other administrative expenses for the indicated periods:

	R$ millions

Other Administrative Expenses	1Q06	4Q05	1Q05

Commercial Bank	457	477	424
Subsidiaries	356	394	317
Total	813	871	741

In 1Q06, other administrative expenses decreased 6.7% from the prior quarter, largely due to efficiency gains and seasonal effects in the last quarter of the year.

The table set forth the main changes:

Main Effects over Other Administrative Expenses	1Q06 /4Q05	1Q06 / 1Q05

Seasonal effects	-2.8%	0.0%
Publicity	-2.2%	1.5%
Consulting / Legal Advisory	-0.9%	1.1%
Organic Growth / Acquisition / Other Events	-0.8%	7.1%

During the last 12 months, the 9.7% increase is mostly explained by the expansion of the distribution network, new Retail businesses call centers, and advertising and publicity expenses, focused on the new logo and marketing positioning, launched in March 2005.

			R$ millions

Other Administrative Expenses	1Q06	4Q05	1Q05

Third-party services	292	313	232
Equipment Lease	11	10	9
Data processing and telecomunications	105	109	98
Depreciation and amortization	94	94	95
Facilities - maintenance and preservation	157	153	158
Advertising and publicity	70	89	59
Financial system services costs	20	20	23
Transportation	21	30	14
Materials	10	11	10
Others	33	42	43
Total	813	871	741

Investor Relations	| 1Q06	21

Quarter Highlights

Brazilian Economy

The first quarter of 2006, when compared to the previous quarter, was somewhat underscored by an economic recovery trend. The industrial production kept its recovery movement, initiated in the 4Q05, posting a 1.2% evolution.

During the period, the perception that consumer prices were trending toward the official inflation target, led the Central Bank to continue to reduce the Selic rate, which ended the quarter at 16.5% per annum. In 1Q06, the cumulative inflation (measured by IPCA) was 1.4%, down from 1.8% in the previous quarter.

The liquidity in global capital markets, improved solvency indicators – both domestic and abroad – and vigorous exports that contributed to a US$9.3 billion trade balance in 1Q06, conducted to an im provement of the Brazil´s Sovereign Risk. The Embi+BR ended 1Q06 at 235 basis points, 70 basis points lower than in 4Q05.

Under this scenario, the Central Bank continued intervening in the FX market – through US-Dollar auctions (spot market) and repurchase of Dollar denominated debt (reverse swap). Despite that, the Real appreciated 7.2% in comparison with the US dollar, during 1Q06.

The debt/GDP ratio reached 51.7% at the end of March, same percentage observed in December 2005. The Public Sector Primary Surplus amounted to 4.4% of the GDP, from April 2005 to March 2006, above the goal established for this year, 4.25% .

Total credit portfolio in the National Financial System increased 19.6% during the last 12 months.

Retail

Unibanco’s Retail segment reached the mark of 21 million clients throughout the country in March 2006. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard and Hipercard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Unibanco Financeira finances cars and heavy vehicles (auto financing).

Retail loan portfolio reached R$22,806 million, up 25.4% for the past 12 months. The participation of the Retail loan portfolio in the total portfolio continued to expand as a share of Unibanco’s global loan portfolio, comprising 57% of Unibanco´s total loan portfolio in March 2006, in comparison with 55% in March 2005 and 49% in March 2004. This performance is in line with Unibanco's strategy of intensifying its participation in segments with higher margin and profitability.

Individuals loan portfolio stood at R$15,318 million, up 25.6% during the last 12 months. The consumer credit companies loan portfolio – Credit Card companies (Unicard and Hipercard) and Consumer Finance companies (Fininvest, PontoCred and LuizaCred) registered the highest growth among Unibanco’s Retail businesses: 37.0%. In the quarter, individuals loan portfolio grew 1.0%, largely due to a seasonal effect of the decompression in the credit card portfolio and a more conservative approach to credit approval in some of the consumer finance company portfolios.

Investor Relations	| 1Q06	22

Retail > Branch Network

At the end of March 2006, Unibanco had a network of 931 branches and 351 corporate-site branches. Unibanco continued remodeling its branches’ layout and, especially, implementing the New Service Model, known as Novo Modelo de Atendimento. This process is on track to be completed at the end of 2006 and has already been implemented in 30% of the branch network.

The Novo Modelo aims at improving service efficiency through process rationalization, branch manager time optimization, and the development of tools in order to reduce the time of response to clients´ demands.

Retail > SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, account receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$7,488 million in March 2006, up 25.1 % in the past 12 months – with highlight to account receivable linked products and working capital loans. The increase in the offering of products and services tailored to retailers, in 1Q06, led to not only the affiliation of new retailers but also the attraction of new checking-account holders. The acquisition of new payroll accounts was another driver for the growth of the bank’s client-base.

Retail > Consumer Credit Companies

The Consumer Credit Companies encompass consumer finance and credit cards segments, through Unicard, Hipercard, Redecard (joint-venture with three other stockholders/partners – 31.94% participation), Fininvest, PontoCred (partnership with Globex, PontoFrio department store parent company) and LuizaCred (partnership with Magazine Luiza department store chain).

Retail > Consumer Credit Companies > Credit Card Companies

Unibanco’s credit card business comprises Unicard, Hipecard and Redecard (in which Unibanco has a 31.94% participation). Together, these companies posted a R$137 million business result in 1Q06, up 25.7% when compared to 1Q05. Highlight to the fee income annual growth of 24.2% .

Credit portfolio posted a 51.6% growth in the last 12 months, amouting to R$3,987 million in March 2006, as shown in the table below:

	R$ millions

Financial Information	1Q06	4Q05	1Q05

Credit portfolio (1)	3,987	4,001	2,630
Provision for loan losses	113	104	53
Credit portfolio coverage	7.7%	6.1%	4.7%
Fees	190	196	153
Business results	137	142	109

(1) Individuals.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a credit card badge. Redecard captures and transmits credit and debit card transactions for MasterCard, Maestro, Diners and RedeShop brands in Brazil.

Investor Relations	| 1Q06	23

Unicard and Hipercard combined billings – measured by the total of cardholders’ charges and cash withdrawals – reached R$4,172 million, growing at a 44.0% annual rate. At Redecard, 1Q06 billings were R$18,130 million, up 27.6% from 1Q05.

Retail > Consumer Credit Companies > Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. In 1Q06, this segment – influenced by an increase in loan coverage, higher standards for personal credit concession (notably in unsecured personal loans), and an increase in provisioning in connection with the discontinuation of certain operations at Fininvest – contributed with a R$17 million result to Unibanco.

Credit portfolio grew 19.9% over the last 12 months, amouting to R$3,025 million in March 2006, as demonstrated in the table below:

	R$ millions

Financial Information	1Q06	4Q05	1Q05

Credit portfolio	3,025	3,068	2,523
Provision for loan losses	236	232	124
Credit portfolio coverage	10.1%	10.1%	8.2%
Fees	92	93	77
Business results	17	35	57

As of the end of March 2006, Fininvest had 615 fully-owned stores, kiosks and mini-stores, and more than 12 thousand points-of-sale. At the same period, LuizaCred had 350 points-of-sale and PontoCred had 369.

Retail > Auto Financing

Unibanco operates nationwide in the Auto Financing segment through Unibanco Financeira, at Unibanco branches, and in the accredited network of auto dealers. Unibanco is the leader in the financing of heavy vehicles.

On March 31, 2006, its credit portfolio stood at R$4,737 million, up 21.5% from March 2005.

Retail > Annuity

Unibanco Capitalização ended 1Q06 with R$78 million in sales. The annuity business posted a result of R$14 million in the same period.

Investor Relations	| 1Q06	24

Wholesale

The Wholesale segment services companies with annual sales above of R$150 million, in addition to institutional investors. Its business strategy blends regional coverage and industry-specific expertise to build long-term banking relationship. The Wholesale business has been consistently high-rated in Capital Markets, M&A, and Project Finance.

Wholesale loan portfolio reached R$16,878 million, up 12.6% from March 2005. This growth reflects the impact from the appreciation of the Real in the period. Dollar-indexed credit portfolio stood at US$2,924 million in March 2006, compared with US$2,415 million in March 2005.

The main highlights in the quarter were:

  Trade finance operations - comprising exports, imports and international guarantees - surpassed US$2 billion, up 18% from 1Q05. Locally contracted trade finance operations amounted over US $1 billion, whereas offshore transactions totaled US$543 million.
  Disbursement of R$489 million as a financial agent for BNDES (Brazilian National Social and Economic Development Bank), maintaining its 3rd place in the BNDES overall ranking, up 24.7% from March 2005. Unibanco also disbursed R$141 million in BNDES-exim–funded loans, ranking 2nd in this modality.
  Structuring and distribution of FIDC (Fundos de Investimento em Direitos creditórios) for Caiuá Distribuição de Energia S.A., Grupo Rede, for a total of R$88 million.
  Joint Lead-Manager and Joint Bookrunner in the placement of US dollar-denominated Notes/Units for Cemat and Celpa in the international market, for a total amount of US$100 million.
  Structuring of derivative operations for clients in the amount of R$7 billion, 23.8% more than in 1Q05, 4.7% market share. Highlight for complex derivatives, in which Unibanco holds 6.7% market share (Source: Cetip).

Investor Relations	| 1Q06	25

Insurance and Private Pension Plans

The Insurance and Private Pension Plans businesses net income was R$92 million in 1Q06, registering a 21.1% annual growth. Annualized ROAE was 27.7% in 1Q06. Combined revenues from the Insurance and Private Pension plans businesses were R$1,182 million in the same period.

The combined ratio, which measures insurance companies’ operational efficiency, improved to its best ever ratio, 93.7% in 1Q06 from 98.6% in 1Q05. In its extended concept, which includes financial results, the combined ratio also showed an improvement, reaching 83.7% in 1Q06 vis-a-vis 85.1% in 1Q05.

Consolidated technical reserves reached R$7,304 million at quarter-end, up 22.9% from 1Q05, as demonstrated in the graph below. For better comparison, these reserves were reclassified, in December 2005, due to changes in Susep accounting criteria.

Investor Relations	| 1Q06	26

R$ millions

Insurance (1)	1Q06	4Q05	1Q05

Net premiums written	849	897	773
Premiums retained	743	688	611
Premiums earned	474	451	423
Industrial result	79	100	78
Personnel and administrative expenses	(58)	(68)	(63)
Operating income	30	21	6
Financial / equity result	82	75	85
Income before taxes	112	96	92
Net Income	92	79	76

Loss ratio % (2)	55.6%	51.3%	54.1%
Combined ratio % (3)	93.7%	95.4%	98.6%
Extended combined ratio % (4)	83.7%	85.7%	85.1%

(1)	AIG Brasil, UASEG and Unibanco AIG Saúde and UAW: consolidated. Unibanco AIG Previdência accounted for by the equity method
(2)	Claims/P remiums
(3)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned
(4)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial inco me)

Unibanco Insurance and Pension Plans segment companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (Supplementary Health Insurance regulatory agency), and holds a 7.5% market share (as of February 2006).

Unibanco AIG Seguros is the leader in the segments of property risk, energy distribution, and extended warranty products, according to the latest data published by Susep.

In order to extract the maximum benefit from cross-selling and all identifiable synergies, Unibanco AIG partnered with the branch network to bolster the sales-force specialized in individual private pension plans. This effort drove a strong growth in sales of VGBL (Vida Gerador de Benefícios Livres) during 1Q06.

The private pensions business net income in 1Q06 was R$18 million, growing 12.5% from the same period in the previous year. Revenues in the quarter were R$334 million.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 4th in revenues with pension plans, up to February 2006. The company ranks 2nd in the year in sales of corporate pension plans, with R$122 million in sales and 22.7% market share, according to ANAPP, up to February. Unibanco AIG Vida e Previdência serves 1,300 corporate clients and 780 thousand individual clients.

Wealth Management

Unibanco Asset Management (UAM) ended March 2006 with R$39,924 million in assets under management, up 6.8 % for the quarter and 16.7 % for the past 12 months. Its market share as of March 2006 stood at 4.7% . (source: Anbid).

The highlight was the growth in sales of equity mutual funds, as a consequence not only of the rising interest in Brazil’s equity markets, but also the consistency of the management of Unibanco’s equity mutual funds during the past several years, recognized by four consecutive “Top Gestão de Renda Variável” awards from business daily Valor Econômico.

Unibanco is the only retail bank, among the Brazilian banks, that has been awarded “Top Gestão”, from Standard & Poors, since its first edition in Brazil.

Investor Relations	| 1Q06	27

The chart below traces the evolution of the funds’ asset mix by segment:

According to Anbid’s global ranking, assets under management at the Private Bank grew by 49.2% over the year, above the industry’s average, 37.4% . The Private bank ranked 2nd in its industry, with more than 10% market share in March 2006.

Unibanco Holdings

In 1Q06, Unibanco Holdings S.A. net income was R$272 million. Stockholders’ equity stood at R$5,561 million. Annualized ROAE was 21.2%, impacted by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP) in the period. The company is disputing these taxes and has already won an interlocutory injunction in lower courts. The provision constituted for this contingency amounted to R$100 million on March 31, 2006.

Unibanco Holdings’ assets consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A., and therefore, its performance and operating results reflect those of Unibanco.

Corporate Governance

Corporate Governance > Stock Exchange Indices

Unibanco Units (UBBR11) are part of the main Brazilian stock indices. The table below features the Units weight in each of these stock indices after their respective portfolios were rebalanced for the four-month periods ending in May 2006.

Index	Weight
May 2 nd, 2006

Ibovespa	1.623%
IBrX-50	3.615%
IBrX-100	3.111%
IGC Corporate Governance Index	4.523%
ISE Susteinability Index	8.745%

Investor Relations	| 1Q06	28

Corporate Governance > Stocks

Unibanco Units gained 81% in the last 12 months. The Ibovespa went up 41% in the same period. Moreover, the Unit continues to increase its weighting within the Ibovespa. Since its inclusion in the Ibovespa, in May 2005, its participation increased 65%. The Units current weight in the Ibovespa is 1.623% .

The graphs below trace the Units performance at both the domestic and international markets over the last 12 months:

Corporate Governance > Interest on Capital Stock

Unibanco and Unibanco Holdings paid quarterly interest on capital stock to its shareholders, in addition to a supplementary distribution (related to 1Q06) on April 28, 2006, according to values described on the following table:

	R$ per share

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.3823460
Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.3249940

(*)	Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**)	Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 5 Units.

Unibanco's dividend distribution policy determines a minimum payment of 35% of the annual net income, ex-legal reserves (5%). Unibanco Holdings distributes the entirety of the dividends received from Unibanco.

At the end of each semester (i.e. the end of the second and fourth quarters of each year), all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than in the other two periods of each year.

Human Resources

The Human Resources department is committed with promoting professional growth and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 30,675 professionals, Unibanco invested over R$10 million during 1Q06 in professional development initiatives and training programs, including the sponsoring of MBA programs in Brazil and abroad.

Investor Relations	| 1Q06	29

Among programs offered in the quarter, the highlight was the “Melhoria Contínua de Qualidade” Training, tailored to providing employees with cutting edge concepts and tools in project management. By the end of 2006, all the personnel assigned to the Operations area will have participated in this program.

Social Responsibility

Social and Enviromental Responsibility > Institutes

Unibanco is recognizably one of the most active companies in Brazil when the issue is social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Unibanco is in charge of executing the conglomerate’s social responsibility policies by supporting strategic objectives focused on social development and the bridging of inequalities that hamper growth.

Instituto Moreira Salles is a non-profit organization devoted to promote and develop cultural programs.

The first quarter of 2006 has marked important achievements for Instituto Unibanco, notably the launch and renewal of projects in various fronts, focused on:

  Extended Education
  Teacher Training
  Qualification for the Job Market
  Environmental Education

Social and Enviromental Responsibility > Bandeirantes Thermoelectric Plant

In April, 2006, Aterro Bandeirantes Project concluded its first sale of carbon credits. Located in a landfill named Bandeirantes - which receives one-half of the waste collected in the city of São Paulo (approximately 7 thousand tons/day) - the thermoelectric plant Usina Bandeirantes arose out of an Unibanco Project Finance operation.

It is the largest plant of its kind in the world. Twenty four Caterpillar generator sets, of 925 kW each, produce 20 MW of electric energy. This is enough to supply a city of 300 thousand inhabitants.

Between 2004 and 2005, the project, jointly owned by Unibanco, Biogás and the City hall of São Paulo, delivered 1 million tons of carbon credits.

Currently, all of Unibanco’s administrative buildings in São Paulo are supplied with this form of clean energy. It represents 25% of all energy consumed by the group. The excess output from Usina Bandeirantes is sold to third parties by Biogeração, an Independent Energy Producer managed by Unibanco.

Social and Enviromental Responsibility > Micro-Credit

Unibanco’s Micro-credit operation serves low income entrepreneurs through an unique distribution model in the country, with more than 210 points-of-sales and 57 micro-credit agents; using Fininvest stores as correspondent institutions.

The company has been constituted through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In the 1Q06, Unibanco’s Microcredit closed the period with a porfolio in excess of R$10 million and over 5 thousand clients.

Investor Relations	| 1Q06	30

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

					R$ millions

	Mar-06	Dec-05	Mar-05	Quarterly	Annual
				Change (%)	Change (%)

ASSETS
Cash and due from bank	1,246	1,154	1,931	8.0	-35.5
Interbank investments	15,625	14,682	10,575	6.4	47.8
Marketable securities and financial derivatives instruments	20,244	20,562	18,015	-1.5	12.4
Interbank accounts	6,264	5,237	5,649	19.6	10.9
Loan portfolio, leasing and other loans	39,684	39,875	33,176	-0.5	19.6
Allowance for loan losses	(2,214)	(2,061)	(1,685)	7.4	31.4
Net loans	37,470	37,814	31,491	-0.9	19.0
Fore ign excha nge portfolio, excep t fo r ACC (1)	1,464	1,190	3,067	23.0	-52.3
Negotiation and intermediation of securities	248	238	202	4.2	22.8
Investments	1,289	1,180	1,101	9.2	17.1
Fixed assets	867	874	915	-0.8	-5.2
Deferred charges	934	806	717	15.9	30.3
Other assets	8,119	8,094	7,984	0.3	1.7

Total assets	93,770	91,831	81,647	2.1	14.8

LIABILITIES
Deposits	36,715	35,499	34,969	3.4	5.0
Securities sold under repurchase agreements (open market)	11,356	11,454	4,945	-0.9	129.6
Resources from securities issued	1,509	1,568	1,589	-3.8	-5.0
Interbank accounts	724	55	532	1,216.4	36.1
Borrowings and onlendings in Brazil - Governmental agencies	9,316	9,528	8,083	-2.2	15.3
Financial derivatives instruments	989	709	304	39.5	225.3
Technical provisions for insurance, annuities and
retirement plans	7,766	7,258	6,327	7.0	22.7
Fore ign ex change portfo lio (1)	1,533	1,189	3,385	28.9	-54.7
Negotiation and intermediation of securities	265	395	472	-32.9	-43.9
Other liabilities	13,296	13,986	11,786	-4.9	12.8

Total liabilities	83,469	81,641	72,392	2.2	15.3

Minority interest	798	866	892	-7.9	-10.5
Stockholders' equity	9,503	9,324	8,363	1.9	13.6

Stockholders' equity managed by parent company	10,301	10,190	9,255	1.1	11.3

Total liabilities + stockholders' equity	93,770	91,831	81,647	2.1	14.8

Note: (1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

Investor Relations	| 1Q06	31

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

			R$ millions

	1Q06	4Q05	1Q05

Revenue from financial intermediation	4,374	4,618	3,613
Lending operations	2,631	2,937	2,235
Result from marketable securities (1)	1,251	1,104	964
Insurance, pension plans and annuity result	268	302	243
Leasing operations, foreign exchange transactions
and compulsory deposits	224	275	171

Expenses on financial intermediation	(2,659)	(3,012)	(2,080)
Securities sold under repurchase agreements (open market)	(1,635)	(1,802)	(1,408)
Interest and restatement expenses on technical provisions for insurance, pension plans	(200)	(190)	(153)
Borrowings and onlendings	(182)	(364)	(209)
Provision for loan losses	(642)	(656)	(310)

Profit from financial intermediation	1,715	1,606	1,533

Other operating income (expenses)	(881)	(858)	(819)
Fees from services rendered	863	891	751
Insurance, pension plans and annuity result	116	172	114
Credit card selling expenses	(79)	(78)	(66)
Salaries, benefits, training and social security	(542)	(480)	(446)
Other administrative expenses	(813)	(871)	(741)
Other taxes	(239)	(261)	(233)
Equity in the results of associated companies	16	10	(1)
Other operating income / Other operating expenses (1)	(203)	(241)	(197)

Operating income	834	748	714
Non-operating income (expenses)	(3)	5	(6)
Income before taxes and profit sharing	831	753	708

Income tax and social contribution	(147)	(137)	(166)

Profit sharing	(112)	(66)	(101)

Net income before minority interest	572	550	441
Minority interest	(52)	(41)	(40)

Net Income	520	509	401

Note: (1) Exchange rate fluctuation on investments abroad was accounted for as “marketable securities result” in the press release, where it was accounted for as “other operating income (expenses)” in the Financial Statements.

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.
Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.
This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein. 1Q06 Conference Call will be held on May 12, at 09:00 a.m. (Eastern Time) in Portuguese, and at 11:00 a.m. (Eastern Time) in English.
See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting.
For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3097-1980.

Investor Relations	| 1Q06	32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 26, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer